

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

By U.S. Mail and Facsimile (360) 533-6049

Mr. Dennis A. Long
President and Chief Executive Officer
Pacific Financial Corporation
1101S. Boone Street
Aberdeen, Washington 98520

Re: **Pacific Financial Corporation**
        Form 10-K for the year ended December 31, 2009, filed March 22, 2010
        Schedule 14A, filed March 30, 2010
        Form 10-Q for the quarterly period ended March 31, 2010, filed May 14, 2010
        Form 10-Q for the quarterly period ended June 30, 2010, filed August 16, 2010
        File No. 000-29829

Dear Mr. Long:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 4

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101(h) of Regulation S-K, to disclose the following information:

- revise the third paragraph in which you disclose your assets, loans, deposits and shareholders' equity at the end of your fiscal year to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years;
- revise the first paragraph in the subsection entitled "The Bank," to disclose that your principal products are real estate loans which comprise over seventy nine percent of your loan portfolio, over forty one percent of your loans consist of commercial real estate loans and over thirteen percent are for construction and land development;
- revise the first paragraph in the subsection entitled "The Bank," to quantify the dollar amount of loans which you have extended or reclassified; and
- revise your statement in the first sentence of the second paragraph in the subsection entitled "The Bank," that you originate loans "primarily" in your local markets to quantify the percentage of the dollar amount of your loan portfolio that is to borrowers outside your market area of the states of Washington and Oregon and disclose the respective amount and percentage of your loan portfolio that you did not originate.

2. Please provide to us and undertake to include in your future filings, revised disclosure of the subsection entitled "The Bank," as follows:
   - revise your statement that you conduct an "assessment of each borrower's ability to service and repay the debt" to disclose the substance and procedures of your assessment including your loan documentation policies and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and quantify the amount and percent of your loan portfolio which are loans similar to those commonly referred to as "no doc," or "stated income" loans;
   - disclose the dollar amount of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower's only source of cash flow and only asset is the property that you are financing;
   - revise your statement that your loans "may be secured" to quantify the amount and percentage of your loans that are unsecured, discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan);
   - revise your statement that "the value of our collateral is subject to change" to discuss the extent to which the value of your collateral has declined due to the drop in real estate prices in your market area, disclose your procedures for and the frequency with which you reappraise the value of your collateral and disclose the extent to which the collateral on you loans is less than the amount of the interest and principal due on loans

(for example, on loans that you have foreclosed in the last fiscal year and
loans that are currently past due by over 90 days);

- disclose the amount and percentage of your loan portfolio that is subprime,
  "alt A" loans, interest-only and option adjustable rate loans;
- describe your historic policy on extending, renewing or restructuring or
  otherwise changing the terms of loans or other extensions of credit and
  whether after such changes, you continue to classify such loans as
  performing;
- describe your policy on making additional loans to a borrower or any
  related interest of the borrower who is past due in principal or interest
  more than 90 days;
- disclose pursuant to Item 101(h)(4)(vi) the extent to which you are
  dependent on any individual customers/ entities or group of related entities
  for deposits or have made a significant percentage of loans to such
  borrowers or groups and disclose whether you have a lending limit to a
  borrower and to any entity in which the borrower has an interest, direct, or
  indirect; and
- revise the sixth paragraph to disclose more detail regarding your deposits
  including, but not limited to, the range over the past fiscal year in the
  percentage of your deposits that are brokered deposits and the costs and
  benefits to you of brokered deposits.

Risk Factors, page 11

3. Please provide to us and undertake to include in your future filings, revision of
   this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires
   that you disclose in this section "the most significant factors that make the
   offering speculative or risky." Item 503(c) explicitly directs: "Do not present
   risks that could apply to any issuer or any offering." Please delete those risk
   factors that do not comply with Item 503 including, but not limited to, the
   following:
   - the tenth risk factor, which is on page 14, addressing the risks of extensive
     regulation;
   - the fifteenth risk factor, which is on page 15, addressing the risks of
     significant legal or regulatory actions;
   - the sixteenth risk factor, which is on page 16, addressing the risks to your
     investment portfolio;
   - the nineteenth risk factor, which is on page 16, addressing the risks of
     hiring or retaining key persons;
   - the twentieth risk factor, which is on page 16, addressing the risks of
     breaches in your information systems; and

- the twenty first risk factor, which is on page 17, addressing the risks of failure of your controls and procedures.

4. Please provide to us and undertake to include in your future filings, additional risk factors addressing the following risks:
    - the risks associated with the lack of diversification of your loan portfolio including the concentration of loans in real estate and in commercial real estate in particular and the geographical concentration of loans in three counties in Washington and one county in Oregon;
    - the risks associated with your Board and executive directors are the beneficial owners in the aggregate of over sixteen percent of the outstanding stock, no new member has been appointed to the Board in over six years since 2004, and only two of your nine directors have any banking experience outside of serving on your board; and
    - the risks associated with your stock having no or little daily trading volume and being held by a relatively small number of shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

5. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:
    - revise the third bullet point on page 21 to analyze trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans);
    - revise the fourth bullet point on page 21 to analyze trends over the past three years and the current fiscal year in the aggregate and average dollar amount and types of new loans that you are originating and, separately, that you are either purchasing or participating from other entities and the size and composition of your loan portfolio including

the dollar amount and percentage of your portfolio in real estate generally and commercial real estate and construction loans in particular;

- revise the fifth bullet point on page 21 to analyze trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits.
- revise the second paragraph on page 21 to analyze trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;
- analyze trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits in your particular market areas in Washington and Oregon;
- analyze trends over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and starts and nonbusiness bankruptcy filings in your market areas in Washington and Oregon; and
- analyze trends over the past three years and the current fiscal year in the unemployment rate and in median household income in your market areas in Washington and Oregon.

Business overview, page 22

6. Please provide to us and undertake to include in your future filings, revision of your discussion:
   - provide detailed analysis of the "challenging economic environment" to which you refer in the first line; and
   - provide analysis of what you have accomplished regarding each of the six strategies that you have adopted.

Schedule 14A

Proposal No. 1 - Election of Directors, page 4

7. Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
   - identify "the specific experience, qualifications, attributes or skills" of

each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401(e)(1);

- provide information relating to the "level of his or her professional competence" as required by Item 401(e)(1) including the size (in terms of employees and assets) of the respective operation supervised by each nominee;
- disclose any directorships held by each nominee as required by Item 401(e)(2); and
- tell us whether or not there was any arrangement of understanding between you and any of the nominees or members of the Board including Mr. Ferlin and Mr. Rognlin pursuant to which any person was selected as a director or nominee.

For instance, revise your disclosure relating to the business experience of your Chairman, Mr. Forcum, to disclose his "specific experience" at the Internal Revenue Service including the time period during which he served and clarify whether he was employed an accounting auditor or another type of auditor and the extent to which he had accounting experience with public companies. In addition, describe the accounting experience to which you refer and the sizes of the business he owned.

For instance, revise your revise your disclosure relating to the business experience of your two other audit committee financial experts, Mr. Archer and Mr. Ferlin, to disclose their "specific experience" in preparing, auditing, analyzing or evaluating financial statements of public companies generally and banks in particular.

For instance, identify the employer of Ms. Freese for the past five years.

Compensation and Management Development Committee, page 8

8. Please provide to us and undertake to include in your future filings, disclosure regarding your "processes and procedures" for considering and determining compensation for your directors, as required by Item 407(e)(3).

Executive Compensation, page 11

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Related Person Transactions, page 18

10. Please provide to us and undertake to include in your future filings, the following

information:
- revise the first sentence of the first paragraph to comply with the requirement of Instruction 4(c) to Item 404(a) by stating that the loans were made "in the ordinary course of business" and were made on substantially the same terms "as those prevailing at the time for comparable loans with persons not related to the lender" (instead of "prevailing for comparable transactions with "other persons");
- confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c); and
- confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney